June 28, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Liz Packebusch, Staff Attorney and Irene Barberena-Meissner, Staff Attorney,

Division of Corporation Finance, Office of Energy & Transportation

Re:	Alternus Clean Energy, Inc. Registration Statement on Form S-1, as amended Originally Filed January 19, 2024, as amended May 6, 2024 File No. 333-276630

Dear Ladies and Gentlemen:

On behalf of our client, Alternus Clean Energy, Inc. (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 24, 2024, preceded by the prior comment letter dated February 15, 2024 (together, the “Comment Letter”) with respect to the Company’s Amendment No.1 to the Registration Statement on Form S-1 (the “Registration Statement”), as amended.

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed May 6, 2024

Prospectus Summary

Nasdaq Notice of Failure to Comply with Continued Listing Standards, page 3

1.	Please update your disclosure to discuss the letter you received on May 6, 2024 from the listing qualifications department staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that for the last 30 consecutive business days, the Company’s minimum Market Value of Listed Securities (“MVLS”) was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq listing rule 5550(b)(2). We note your Form 8-K filed May 8, 2024 in this regard. Please also include related risk factor disclosure.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure on the cover page and on pages 3, and 34 of the Registration Statement.

Recent Developments

Solis Bond Extension, page 3

2.	We note your revisions in response prior comment 4. Please make sure your revisions are consistent throughout your filing. For instance, risk factor disclosure at page 21 refers to an extension date of April 30, 2024, while disclosure elsewhere refers to May 31, 2024. Please also continue to update your disclosure regarding any further extensions throughout the pendency of the filing review.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes and additional disclosure in relevant sections of the Registration Statement.

Risk Factors

The shares of common stock being offered in this prospectus represent a substantial percentage of our outstanding common stock..., page 34

3.	Please revise your disclosure here to additionally discuss the 3i Note Transaction and related registration statement on Form S-1 filed April 29, 2024. We further note that your disclosure on page 35 that the number of shares being registered on the registration statement filed here represents approximately 87.5% of your outstanding shares of common stock does not appear consistent with your disclosure at page 44, referencing 85.81%. Please revise or advise.

Company Response. The Company acknowledges the Staff's comment and has made an additional disclosure in the form of new risk factor, stating:

“The issuance of the 3i Convertible Note and Warrant may result in significant dilution to our shareholders and could impact the market price of our common stock.

On April 19, 2024, we entered into a purchase agreement (the “Purchase Agreement”) with 3i, LP pursuant to which we issued a senior unsecured convertible note in the aggregate principal amount of $2,160,000, with an eight percent (8.0%) original issue discount and an interest rate of seven percent (7.0%) per annum (the “Convertible Note”), and a warrant (the “3i Warrant”) to purchase up to 2,411,088 shares of common stock (the “3i Note Transaction”). The Convertible Note is convertible into a maximum of 32,923,077 shares of common stock. The conversion and exercise of the Convertible Note and the 3i Warrant are subject to the terms of the Purchase Agreement, including the beneficial ownership limitations and share issuance caps specified therein. In connection with the 3i Note Transaction. Pursuant to the registration rights agreement we entered with 3i LP in connection with the 3i Note Transaction, we are obligated to register up to 35,334,165 shares of our common stock that may be issuable pursuant to the Convertible Note and the 3i Warrant in a Registration Statement on Form S-1 (No. 333-278994), which has not yet been declared effective.”

The Company has additionally made the requested additional disclosures in several sections of the Registration Statement.

Risk Factors

We will incur increased costs and obligations as a result of being a public company, page 38

4.	We note you disclose that you have made and will continue to make, changes to your internal controls and procedures for financial reporting and accounting systems to meet your reporting obligations as a publicly traded company. We also note that you did not timely file a Form 10-Q for the quarter ended March 31, 2024. Please update and revise your disclosure to state that you did not timely file this Form 10-Q and that you may not be able to file timely in the future.

Company Response. In response to the Staff’s comment, the Company has revised the disclosure on pages 41 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Impact of two separate resale offerings of our securities, page 44

5.	We note your response to prior comment 9 and reissue it in part. You disclose that you anticipate that the current registration would amount to a total of 85.81% outstanding securities of your common stock, not including the 3i Note Transaction. Please revise your discussion to highlight the fact that the selling stockholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure on page 45 of the Registration Statement.

Selling Securityholders, page 95

6.	Disclosure on your cover page and at page 95 indicates the Sponsor will offer a total of 9,001,667 shares, but your tabular disclosure indicates the Sponsor will offer 9,226,667 shares. Please revise or advise. Please also populate the natural persons placeholders in the footnotes to your table.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes and additional disclosure in relevant sections of the Registration Statement.

Description of Our Securities

Warrants

Public Warrants, page 98

7.	We note your response to prior comment 10, indicating that the Public Warrants are currently trading on the OTC Markets under the trading symbol: OTC: ALCEW. Where it appears the Public Warrants trade, specifically, on the OTC Pink Tier, please revise your disclosure accordingly. Also, it appears the trading symbol for the Public Warrants is ACLEW, not ALCEW. Please revise or advise.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes and additional disclosure in relevant sections of the Registration Statement. Please additionally note that we have revised the trading symbol for the Public Warrants as ACLEW, from the earlier incorrectly stated ALCEW.

Notes to the Consolidated Financial Statements

26. Subsequent Events, page F-42

8.

We note your disclosure that, on March 19, 2024, you entered into a settlement agreement with Clean Earth Acquisitions Sponsor, LLC , a related party, and SPAC Sponsor Capital Access (“SCA”) pursuant to which, among other things, you agreed to repay Sponsor’s debt to SCA, related to the CLIN SPAC entity extensions, in the amount of $1.4 million and issue 225,000 shares of restricted common stock valued at $0.47 per share to SCA. In an appropriate location in your prospectus please revise to better describe the reasons for, and negotiations surrounding, the settlement agreement. Please also include related risk factor disclosure as appropriate.

Company Response. The Registration Statement has been amended to address the Staff’s comment.

Exhibits

9.	Please have counsel file a revised legal opinion that corresponds to the changes in your amendment, both to the number and type of securities being registered and the selling securityholders. Please similarly file a revised fee table.

Company Response. In response to the Staff’s comments, we have filed the revised legal opinion letter as Exhibit 5.1 to the Registration Statement, and the revised fees table as Exhibit 107 to the Registration Statement, accordingly.

General

10.	We note your response to prior comment 6 and reissue it in part. Please revise to better describe the purpose for entering into the PIPE Subscription Agreement, and the interrelationship between it and the Forward Purchase Agreement. Please also revise your disclosure to indicate whether Clean Earth Acquisitions Corp., the Company, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated.

Company Response. In response to the Staff’s comments, we respectfully submit that we entered into Forward Purchase Agreement, dated December 3, 2023, by and among Clean Earth Acquisitions Corp. (our predecessor entity), Meteora Capital Partners, LP (“MCP”), Meteora Select Trading Opportunities Master, LP (“MSTO”), and Meteora Strategic Capital, LLC (“MSC”, and together with MCP, and MSTO, collectively hereinafter referred to as the “Seller”) (the agreement referred to as the “Forward Purchase Agreement”), for the purpose of raising cash for the Company (or the “Counterparty”) following our business combination, which was to be achieved by way of the hedging arrangement under the Forward Purchase Agreement as described below.

Pursuant to the terms of the Forward Purchase Agreement, on the date that is the earlier of (a) one business day following the closing of the business combination and (b) the date any assets from the Counterparty’s trust account are disbursed in connection with the business combination (such earlier date, the “Prepayment Date”), Counterparty will pre-pay to Seller a cash amount equal to (x) (i) the number of shares of the Class A common stock, par value $0.0001 per share, of the Company (“SPAC Common Shares”), that the Seller has elected to purchase in its sole discretion from third parties (other than the Company) through a broker in the open market (other than the Company) after the redemption deadline in connection with the Business Combination and which are subject to the Forward Purchase Agreement (“Recycled Shares”), plus the number of Additional Shares (as defined below) as set forth in the Seller’s initial Pricing Date Notice to be delivered to the Counterparty at the closing of the Business Combination, multiplied by (ii) the per-share redemption price to be paid by the Counterparty in connection with the Business Combination (such amount that is the result of clause (x) being the implied market value of the shares under the Forward Purchase Agreement), less (y) a cash amount equal to 5% of the result of clause (x) with respect to the Recycled Shares, representing the Shortfall Amount (as defined below) (such cash amount resulting from clause (x) less clause (y), the “Prepayment Amount”). Under the Forward Purchase Agreement, a cash amount equal to a total of 10% of the market value of the Recycled Shares (or 10% of the product of the number of Recycled Shares and the redemption price) is payable by Seller to Counterparty in accordance with the terms of Forward Purchase Agreement (the “Prepayment Shortfall”), of which (i) one half will be payable on the Prepayment Date as described in the preceding sentence and will be netted from the Prepayment Amount as described above (the “Shortfall Amount”), and (ii) at the request of Counterparty, the other one half (the “Future Shortfall”) will be payable by Seller to Counterparty on the earlier of (a) the date that the Commission declares effective a registration statement (the “Registration Statement”) registering the resale of all shares held by the Seller (such date, the “Registration Statement Effective Date”) and (b) the date on which the Seller, in its sole and absolute discretion, terminates the Forward Purchase Agreement in whole or in part by providing a written notice to the Counterparty specifying the quantity by which the number of shares subject to the Forward Purchase Agreement shall be reduced (such date, an “OET Date”), provided that the volume weighted average price per share determined in accordance with the Forward Purchase Agreement (the “VWAP Price”) is greater than $5.00 for any 45 trading days during the prior 90 consecutive trading day period and average daily trading volume over such period equals at least four times the Future Shortfall.

As described above, the Prepayment Amount to be paid by the Counterparty to Seller for the Recycled Shares purchased by the Seller (if any) as described above will not be equal to the full market value of such Recycled Shares; rather, it will be equal to the full market value less the Shortfall Amount that Seller is obligated to pay to the Counterparty on the Prepayment Date. As the Counterparty is paying the Prepayment Amount to Seller for any Recycled Shares purchased by Seller from funds in the Trust Account, and the Prepayment Amount is less the Shortfall Amount payable by Seller to Counterparty, the Counterparty is retaining the Shortfall Amount, and as such, will receive that amount as cash proceeds following the closing of the Business Combination (and has the ability to receive additional cash proceeds upon payment of the other half of the Prepayment Shortfall).

Furthermore, as discussed below, the other side of the trade of the Forward Purchase Agreement is the cash settlement of the hedging transaction following the valuation date specified in the Forward Purchase Agreement, with the amount of cash settlement by the Seller determined based upon the future value of the shares subject to the Forward Purchase Agreement minus $1.50 as a settlement amount adjustment. Although this is a forward purchase arrangement, rather than a physical settlement in which the shares that are the subject of the Forward Purchase Agreement are delivered to the Company by Seller, the Forward Purchase Agreement provides that the Seller will cash-settle the contractual obligation and deliver a specified amount based upon the value of the shares following the settlement date under the Forward Purchase Agreement. Seller is obligated to pay to Counterparty a cash settlement in respect of all of the shares that are the subject of the Forward Purchase Agreement (and not just the Recycled Shares that will be used for calculating the Prepayment Amount and the Prepayment Shortfall, but also any Additional Shares (as defined below) purchased by the Seller pursuant to the FPA Funding Amount Subscription Agreement (as defined below)), unless the value of the shares is less than the $1.50 settlement amount adjustment, in which case neither the Seller nor the Counterparty owe the other party anything. The settlement amounts payable under the Forward Purchase Agreement are not linked to the proceeds from any sales of shares or the timing of any such sales. In addition, the Forward Purchase Agreement does not require that any sales be made by the Seller, including for paying the cash settlement amount due at the end of the valuation period following the settlement date. Rather, whether sales of shares are made at any time by the Seller and the Seller’s use of any such proceeds are subject to the sole discretion of the Seller.

In connection with the entry into the Forward Purchase Agreement, on December 3, 2023, the Company entered into a subscription agreement (the “FPA Funding Amount Subscription Agreement”) with Seller. Pursuant to the FPA Funding Amount Subscription Agreement, Seller has agreed to subscribe for and purchase, and the Company has agreed to issue and sell to Seller, on the closing date of the Business Combination, shares of Counterparty at a price of $10.00 per share (the “Additional Shares”) in an amount of up to 9.9% of the total shares of Counterparty outstanding following the closing of the Business Combination (less any Recycled Shares purchased by Seller under the Forward Purchase Agreement). This purchase price will then be netted against the Prepayment Amount for the Additional Shares pursuant to the terms of the Forward Purchase Agreement; after giving effect to the netting, since the Prepayment Amount is based on the redemption price which will be in excess of $10.00, there will still be an amount that remains to be paid by the Counterparty to the Seller. The purpose of the FPA Funding Amount Subscription Agreement is to enable Seller to increase the number of shares that serve as the measurement for the hedging arrangement under the Forward Purchase Agreement by way of purchasing Additional Shares to a number of shares that is greater than the number of Recycled Shares for which the Prepayment Amount and Prepayment Shortfall will be calculated. As a result of the larger number of shares, the cash settlement owed to Counterparty with respect to the value of those shares can be a larger number. The FPA Funding Amount Subscription Agreement allows the Seller to acquire the difference between the maximum number of shares that are subject to the Forward Purchase Agreement and the Recycled Shares. The number of Additional Shares is only determinable at the time of closing of the Business Combination, when a Pricing Date Notice is delivered by Seller.

The primary risk to the Company with respect to the Forward Purchase Agreement is that if the price of the shares which serve as the measurement for the hedging arrangement falls below the minimum price of $3.00 per share that is needed in order for the Seller to be obligated to pay a cash settlement to Counterparty in respect of such shares (or if any other events occur which result in there being minimal or no payment obligations at settlement, as described below), the Counterparty may not receive cash settlement proceeds from the forward purchase arrangement and instead, the only amounts that the Counterparty will receive are those amounts paid by Seller in respect of the Prepayment Shortfall, but the Seller will retain ownership of all of the shares subject to the Forward Purchase Agreement.

In addition to the risk of a substantial decline in the market price of the shares, the occurrence of certain events will accelerate the valuation date and may result in Seller having no payment obligation to Counterparty at settlement. Such events include (a) if the VWAP Price, for any 20 trading days during a 30 consecutive trading day-period, is below $1.50 per share, (b) if Company’s shares cease to be listed on a national securities exchange or upon the filing of a Form 25 (and, in each case, if the Counterparty fails to relist on such national securities exchange or list on a different national securities exchange within 10 calendar days), or (c) if the Registration Statement is not declared effective by the Commission within the time periods set forth in the Forward Purchase Agreement, or if the Registration Statement after it is declared effective ceases to be continuously effective as required by the Forward Purchase Agreement, which will result in the unregistered shares being excluded from the calculation of the amounts due at settlement.

Further as to any material relationship with the PIPE/FPA investors, please note that as disclosed in the Forward Purchase Agreement, one of Seller’s investment funds entered into an investment agreement subscribing for a minority economic interest in Clean Earth Acquisitions Sponsor LLC, the sponsor of Clean Earth Acquisitions Corp (our predecessor entity). Such an agreement was entered into prior to Clean Earth Acquisitions Corp.’s initial public offering in February 2022. For the avoidance of doubt, as part of this investment agreement, the Seller assumed no board or management role within Clean Earth Acquisitions Sponsor LLC or Clean Earth Acquisitions Corp. Please see below disclosure previously made and included in the Forward Purchase Agreement:

“Prior to CLIN’s Initial Public Offering, Seller and its affiliated entities and funds previously entered into various investment and subscription agreements with the Sponsor, Clean Earth Acquisitions Sponsors, LLC, and its affiliates, primarily for Class E Units and founder shares.”

Additionally, as previously disclosed by the Company, the Company has currently determined not to register any Meteora, or Seller, entity securities.

11.	Please update your filing to include the financial statements for the interim period ended March 30, 2024 and all related disclosures.

Company Response. The Registration Statement has been amended to address the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (347) 824-8600 or Taliesin Durant, Chief Legal Officer to the Company at 207 530 2345.

Very truly yours,

/s/ Jeffrey P. Wofford, Esq.
Jeffrey P. Wofford, Esq.
Sichenzia Ross Ference Carmel LLP

cc:	Taliesin Durant, CLO Alternus Clean Energy, Inc.